SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

Notification of transactions of directors/persons discharging managerial responsibility or connected persons

Prudential plc -Dividend Re-investment Plan

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc (the Company) has been advised that following the payment of the 2013 final dividend of 23.84p on 22 May 2014 several persons discharging managerial responsibility in the Company have increased their interests in the Company.

The following individuals have received ordinary shares of 5p each at a price per share of £14.1339, in respect of dividends accruing to deferred share awards held by Sanne Fiduciary Services Limited on their behalf under the Company's Annual Incentive Plan and Group Deferred Bonus Plan:

Name of PDMR	No. of ordinary shares acquired	Percentage of issued capital acquired	Total beneficial (and percentage) holding following notification	Number of shares held subject to performance conditions	Total number of shares held (beneficial and subject to performance conditions)
T Thiam	4,426	0.0002%	688,710 (0.03%)	1,198,437	1,887,147
P-O Bouee	572	0.00002%	81,270 (0.003%)	200,418	281,688
J Hunt	489	0.00002%	86,481 (0.003%)	326,125	412,606
M McLintock	2,431	0.00009%	442,518 (0.02%)	138,253	580,771
N Nicandrou	2,038	0.00008%	288,738 (0.01%)	440,303	729,041
M Coltman	1,134	0.00004%	89,802 (0.004%)	191,824	281,626
J Foley	1,921	0.00007%	222,182 (0.009%)	486,613	708,795
P Goerke	1,549	0.00006%	93,523 (0.004%)	296,738	390,261
J Murray	756	0.00003%	45,653 (0.002%)	251,729	297,382

The following individuals have received American Depositary Receipts (ADRs), at a price per ADR of US$47.46615, in respect of dividends accruing to deferred share awards held by Sanne Fiduciary Services Limited on their behalf under the Company's Annual Incentive Plan:

Name of PDMR	No. of ADRs acquired	Percentage of issued capital acquired	Total beneficial (and percentage holding following notification	Number of ADRs held subject to performance conditions	Total number of ADRs held (beneficial and subject to performance conditions)
B Stowe	1,037	0.0001%	138,429(0.011%)	218,687	357,116
M Wells	2,376	0.0002%	220,643(0.02%)	455,468	676,111

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

The following individual has received ordinary shares of 5p each, at a price per share of £13.994, in his own name, under the Company's Dividend Re-investment Plan for ordinary shareholders:

Name of PDMR	No. of ordinary shares acquired	Percentage of issued capital acquired	Total beneficial (and percentage) holding following notification
H Davies	140	0.00001%	8,456 (0.0003%)

The following individual has received ordinary shares of 5p each at a price per share of £13.955 in the name of the Prudential Group Share Incentive Plan under the dividend re-investment associated with that plan operated by Yorkshire Building Society on behalf of the Company :

Name of PDMR	No. of ordinary shares acquired	Percentage of issued capital acquired	Total beneficial (and percentage) holding following notification	Number of shares held subject to performance conditions	Total number of shares held (beneficial and subject to performance conditions)
N Nicandrou	19	0.00001%	288,757 (0.01%)	440,303	729,060

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification 28 May 2014

Contact

Jennie Webb, Share Plans Manager, 0044 (0) 20 7548 2027

Stefan Bort, Deputy Group Secretary, 0044 (0) 20 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 May 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary